SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 5, 2005

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

Inmarsat accelerates entry into hand-held satellite phone market with ACeS collaboration

•	Enables immediate hand-held service introduction

•	Triggers decision to launch third Inmarsat-4 satellite

London, September 4, 2006, Inmarsat plc (LSE: ISAT) the leading global mobile satellite services operator and ACeS International Limited (ACeS), the leading Asian hand-held voice satellite services operator, have today announced collaboration arrangements to offer low-cost hand-held and fixed voice services, initially in the Asian market with extended coverage expected in early 2007 by combining satellite resources.

Under the collaboration arrangements, Inmarsat will assume responsibility for satellite and network operations, wholesale service provision, as well as product and service development. ACeS will focus on distribution of MSS products in the important Asian land and maritime markets and will become a distributor of Inmarsat’s BGAN services.

Inmarsat plans to expand geographic coverage for the hand-held service in early 2007 using the existing Inmarsat-4 satellite covering Asia and further intends to deploy a fully-global service within two years. To enable expanded coverage using the existing Inmarsat-4 satellites, Inmarsat will undertake a process of network upgrades and an accelerated modernisation of the ACeS R190 hand-held satellite phone. To support a seamless global hand-held service and to achieve global coverage for BGAN and new broadband maritime and aeronautical services, Inmarsat plans to launch the third Inmarsat-4 satellite and will target a launch date in late 2007.

Andrew Sukawaty, Chairman and CEO of Inmarsat commented, “This collaboration with ACeS accelerates our entry into the hand-held market and begins to realise one of the growth opportunities we have been targeting. Leveraging our Inmarsat-4 satellites and network of distribution partners, we expect to roll out a global Inmarsat hand-held service within two years.”

Inmarsat believes the global hand-held market is worth approximately $350 million today in wholesale revenues and is growing. Following the introduction of a global hand-held service, Inmarsat expects to target a market share of at least 10% by 2010.

Adi Adiwoso, Chairman and CEO of ACeS said, “By collaborating with Inmarsat we have positioned ACeS for new growth. ACeS will leverage its strong regional presence to introduce Inmarsat BGAN services to its channels and renew focus on hand-held sales. With the continued support of strong national service providers, PSN in Indonesia, PLDT in the Philippines and ARS in Thailand, we have a bright future and a significant market opportunity.”

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Andrew Sukawaty added, “Today Inmarsat takes its first steps in launching its global hand-held satellite phone service. Our move into hand-held means that distributors and end-customers choosing the new Inmarsat voice service will benefit from Inmarsat’s long standing reputation for service reliability and quality. Furthermore, through our Inmarsat-4 satellite fleet, we will be the only provider today offering continuity of service on a global basis through the end of the next decade.”

Collaboration agreement

Going forward Inmarsat will record wholesale revenue and active terminals from the existing ACeS hand-held customer base and expects initial annualised revenue arising from the collaboration to be in the range of $3 to 5 million.

In connection with the globalisation of the hand-held service, Inmarsat expects to incur capital expenditures of approximately $40 to 45 million over two years for ground infrastructure and modernisation and development of the ACeS R190 satellite phone.

Launch of third Inmarsat-4 satellite

Inmarsat has today announced its intention to launch the third Inmarsat-4 satellite. This satellite is already fully-built and tested and is currently in storage. Inmarsat expects that the cost of launching the third satellite will be in the region of $130 to 150 million, primarily made up of the launch vehicle, launch insurance and the cost of an additional earth station to be located in the United States. Inmarsat believes the launch of the third satellite will be important to the success of a global hand-held service, but further believes that global Inmarsat-4 coverage will enhance the BGAN service and provide incremental opportunities for new broadband maritime and aeronautical services to be launched on the Inmarsat-4 satellites.

About Inmarsat: Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of 260 partners, including the world’s leading telecoms groups, operating in 86 countries. For the year ended 31 December 2005, Inmarsat plc had total revenue of $491.1 million and profit before tax of $95.5 million. More information can be found at www.inmarsat.com.

Contact Information:

Investor enquiries Simon Ailes Tel: +44 (0)20 7728 1518 simon_ailes@inmarsat.com	Media enquiries Christopher McLaughlin Tel: +44 (0)20 7728 1015 christopher_mclaughlin@inmarsat.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: September 5, 2005	By:	/s/ ALISON HORROCKS
Alison Horrocks
Company Secretary